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                                                                   EXHIBIT 8.2


               [TROY & GOULD PROFESSIONAL CORPORATION LETTERHEAD]


                               September 14, 1998




Eltron International, Inc.
41 Moreland Road
Simi Valley, CA 93065


     Re: ELTRON MERGER--CERTAIN FEDERAL INCOME TAX CONSEQUENCES


Ladies and Gentlemen:


     We have acted as your counsel in connection with the Agreement and Plan of Merger dated as of July 9, 1998 (the "Merger Agreement"), by and among Eltron International, Inc., a California corporation (the "Company"), Zebra Technologies Corporation, a Delaware corporation ("Parent"), and Spruce Acquisition Corp., a California corporation ("Merger Sub"), and the preparation of the Proxy Statement accompanying the Notice of Special Meeting of Shareholders of the Company to be held on October __, 1998.

     This opinion is being furnished to you pursuant to Section 7.1(h) of the Merger Agreement. In rendering our opinion, we have considered and relied upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, such other authorities as we have deemed appropriate, and representations contained in representation
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Eltron International, Inc.
September 14, 1998
Page 2


letters of the Company and Parent (in the form of Exhibits D-1 and D-2 of the Merger Agreement).

     We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement (including all exhibits thereto); (ii) the Proxy Statement; (iii) the Affiliate Agreements entered into by the executive officers and directors of the parties to the merger of the Company and Merger Sub; (iv) the Stockholders Agreement dated July 9, 1998; and (v) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon the Proxy Statement and statements and representations contained in the representation letters referred to above. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Proxy Statement.

     The particular aspect of the Merger Agreement with respect to which our opinion is requested involves the merger of the Company, a publicly traded corporation, into Merger Sub, a newly-formed, wholly-owned subsidiary of Parent, with the Company to be the surviving corporation (the "Merger"). Merger Sub has no significant liabilities or tangible assets and will have no significant liabilities or tangible assets as of the time of the Merger.
Each share of Company Common Stock (the Company Common Stock being the sole class of outstanding stock of the Company) will be converted into .9 share of Parent Common Stock pursuant to the Merger. The Merger Agreement recited that the Boards of Directors of the parties thereto believe the Merger to be in the best interests of Parent and the Company and the Proxy Statement sets forth the business purposes for the Merger. This opinion is limited solely to the Merger.
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Eltron International, Inc.
September 14, 1998
Page 3


     In addition to the disclosure in the Proxy Statement, the representations in the Merger Agreement and in the Affiliate Agreements, upon which we rely, we have relied on the representations made in the representation letters of Parent and the Company substantially in the form of Exhibits D-1 and D-2 of the Merger Agreement.

     Based upon and subject to the foregoing and assuming that there are no changes in the material facts relating to the Merger, that the foregoing agreements are performed in accordance with their terms as of the date hereof and that the representations referred to above remain in effect through the consummation of the Merger, we are of the opinion that the Merger would qualify for nonrecognition treatment under the Code, with the following federal income tax consequences:

     (a)  The Company will recognize no gain or loss in the Merger;

     (b) No gain or loss will be recognized by holders of Company Common Stock upon their receipt of Parent Common Stock in exchange for their Company Common Stock in the Merger;

     (c) The aggregate tax basis of the Parent Common Stock received in the Merger by the holders of Company Common Stock will be the same as the aggregate tax basis of the Company Common Stock exchanged therefor;

     (d) The holding period of the Parent Common Stock received in the Merger will include the period for which the Company Common Stock surrendered in exchange therefor was held, provided that the Company Common Stock was held as a capital asset at the time of the Merger;
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Eltron International, Inc.
September 14, 1998
Page 4


     (e) A holder of Company Common Stock who receives cash in lieu of fractional shares of Parent Common Stock will be treated as having received such fractional shares pursuant to the Merger and then as having exchanged such fractional shares for cash in a redemption by Parent. Any gain or loss attributable to fractional shares will generally be capital gain or loss. The amount of such gain or loss will be equal to the difference between the cash received and the ratable portion of the tax basis of the Company Common Stock allocated to such fractional shares. Any such gain or loss will constitute long-term gain or loss, subject to a maximum tax rate of 28% for noncorporate taxpayers, if such Company Common Stock has been held for more than one year (but not more than 18 months) at the time of consummation of the Merger and a maximum rate of 20% for noncorporate taxpayers if held for more than 18 months at the time of the consummation of the Merger; and

     (f) A holder of Company Common Stock who exercises dissenters' rights and receives payment for a share of Company Common Stock in cash will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such share and the amount of cash received, provided that the payment is neither "essentially equivalent to a dividend" within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction").
A sale of Company Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of Parent Common Stock (either actually or constructively, as provided in Section 318 of the Code). If, however, a shareholder's sale for cash of Company Common Stock pursuant to an exercise of dissenters' rights is
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Eltron International, Inc.
September 14, 1998
Page 5


deemed to be a Dividend Equivalent Transaction, then such shareholder will generally recognize income for federal income tax purposes in an amount up to the entire amount of the cash so received.

     Except as set forth above, we express no opinion as to any federal, state, local or foreign tax consequences. The statutory provisions, regulations, interpretations and other authorities on which our opinion is based are subject to change and any such change could apply retroactively.
In addition, there can be no assurance that positions contrary to those stated in our opinion will not be taken by the Internal Revenue Service.

     We consent to the use of this opinion as an exhibit to the Proxy Statement and to the reference to our views under the caption "Experts" in the Proxy Statement. This opinion may not otherwise be used, circulated, quoted or referred to without our express written consent.


                                   Very truly yours,


                                   /s/ Troy & Gould Professional Corporation

                                   TROY & GOULD
                                   PROFESSIONAL CORPORATION